Exhibit 99.2

BAJA MINING CORP.

Management Discussion and Analysis

QUARTERLY REPORT – September 30, 2009

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. provides analysis of Baja Mining Corp.’s financial results for the quarter ended September 30, 2009. The following information should be read in conjunction with the accompanying interim unaudited consolidated financial statements, the notes to the interim unaudited consolidated financial statements and with the audited consolidated financial statements for the year ended December 31, 2008 and accompanying notes, all of which are available on the SEDAR website at www.sedar.com. Expressed in Canadian dollars, unless stated otherwise. This MD&A is current as of November 13, 2009.

Nature of Business

Baja Mining Corp. (the “Company” or “Baja”) is engaged in the exploration and development of its mineral properties in Mexico, focusing on the financing and development of its El Boleo copper-cobalt-zinc-manganese deposit (the “Project”, “Boleo Project” or “Boleo”) located at Santa Rosalia, Baja California Sur, Mexico.

The Company owns its 70% interest in the Boleo Project through its wholly owned subsidiary, Mintec Processing Ltd., which owns 100% of a Mexican subsidiary, Invebaja S.A. de C.V. (“Invebaja”), which in turn owns 70% of the shares of Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”).  MMB holds all mineral and property rights for Boleo. The remaining 30% of Boleo is owned by a Korean Consortium (the “Consortium”), which acquired their interest from Invebaja in June 2008.

The Boleo Project is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometers south of San Diego.  The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Boleo Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The project is located within the “buffer zone” of the El Vizcaino Biosphere (the “Biosphere”), a Mexican National environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and operated in the buffer zone of the biosphere.

The Boleo Project is being developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines, feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/liquid separation and solvent extraction/electrowinning to produce copper and cobalt as metal, zinc as zinc sulfate monohydrate and, at some point, manganese - probably as manganese carbonate.

Overall Performance

Corporate Outlook

During the third quarter of 2009 Baja and the Consortium remained committed and focused to deliver the update of the Boleo capital cost estimate, which was expected to be completed by the end of the third quarter of 2009. It became apparent that a further investment of time and resources in this review by Baja, ICA Fluor, key equipment suppliers and several independent mining engineers would result in significant added value. Further detailed work in the key areas of geology, mining, processing, as well as further detailed civil engineering has been completed on the project. All aspects of the review are being done with a thoroughness that will ensure its accuracy and value, and we are working to complete the review as soon as possible.

The capital cost estimate, expected to be released shortly after a final review by the Company, will form the basis for how project financing is structured and negotiated. Following the estimate, Baja expects to immediately work to finalize the project financing.

Baja has worked throughout the quarter to allocate required resources while monitoring cash expenditures against budgets, and limit additional future commitments. Baja maintains its investment policy, and continues to invest its current cash reserves, the majority in US dollars (received from the sale of its 30% interest in MMB), in guaranteed investment certificates with our Canadian chartered bank, Scotiabank.

Current Development in the Quarter Ended September 30, 2009

Engineering Update

ICA Fluor continued the Phase I capital cost estimate during the third quarter of 2009 under the revised scope of work tendered in April 2009 for an Engineering, Procurement and Construction Management (“EPCM”) contract for the Boleo Project.

Phase I work is ongoing, as discussed in Corporate Outlook, and includes the development of an open-book capital cost estimate and revised project construction schedule. The cost estimate will reflect current market conditions and be supported by all work performed to date. The Phase I capital cost estimate will be subject to several independent third party reviews. Baja’s three key process package providers are also participating in the update by providing information directly to ICA Fluor. These packages include the acid plant and electric co-generation facility with SNC Lavalin-Fenco; the front-end ore and limestone preparation circuits (crushing, grinding, and screening, as well as solid/liquid separation) with FL Smidth Minerals, Inc.; and the solvent extraction and electrowinning circuits with Bateman Litwin. Phase I will continue with interim detail engineering once the estimating process is complete and until Phase II commences.

Phase II will include the execution of engineering, procurement and construction management necessary to bring the project into production. The parties continue to negotiate an interim Memorandum of Understanding which will include the commercial terms of a reimbursable EPCM contract. Phase II will commence upon completion of construction financing.

ICA Fluor is the leading industrial engineering and construction company in Mexico. The company specializes in engineering, procurement, maintenance and construction of industrial plants for the gas, oil, chemical, petrochemical, automotive, power, manufacturing, mining and telecommunication sectors. ICA Fluor is a joint venture of Empresas ICA and Fluor Corporation. For additional information on Empresas ICA see www.ica.com.mx and for additional information on Fluor Corporation see www.fluor.com.

Construction Update

The Company continues to staff its Santa Rosalia office and the Boleo site, ensuring security for existing assets.

The Company completed and updated its strategic review of outstanding procurement for the estimate and updated required delivery to assist in a revised project schedule to be delivered with the estimate, which will benefit from the strategic decision to continue with vital long lead equipment. No new project procurement has occurred during the third quarter of 2009.

Baja’s strategic decision to continue with vital long-lead equipment resulted in the mobilization of the steam turbine for an electric co-generation facility to be installed at Boleo from Siemens’ manufacturing plant in the Czech Republic to its European point of departure in Antwerp, Belgium. The steam turbine departed for its holding destination, Houston, Texas, during early November 2009. It will be moved to site once construction on the process plant begins. The co-generation facility harnesses the energy, generated within the sulfuric acid manufacturing process, to drive a steam turbine that will provide the majority of the power required for operations at Boleo.

The Company expects further preliminary mobilization of equipment to commence later in the year. Construction is expected to re-commence in the first half of 2010, upon completion of construction financing.

Construction Financing Update

During the third quarter the Company and its financial advisors Endeavour Financial Corporation (“Endeavour”), continued working to implement an optimum financing package for construction of Boleo. The Company has had significant interest from senior lenders and development agencies, with key interested parties visiting the Boleo mine site and continuing their due diligence. All lenders will require time to review the updated capital cost estimate once it is finalized. Baja continues working diligently on this process and anticipates it will be able to announce details of the Company’s progress in the near future. However, no formal commitments can be finalized until the completion of the updated capital cost estimate and revised project schedule. Once a clear development schedule is completed, the Company and Endeavour will work with all the financing partners to finalize the project documents and arrange a banking group intent on completing revised credit facilities as quickly as feasible.

Despite the efforts of management and the Company’s partners, there is currently no assurance that the necessary financing will be obtained in the immediate future. The recoverability of the Company’s investment in its mineral property remains dependent upon the Company’s ability to complete debt and, if required, equity financings, and to successfully construct and develop the Boleo Project.

Common Share Update

Effective September 11, 2009 Baja’s common shares commenced trading on the Pink OTC’s most prestigious tier, OTCQX International, under the symbol, “BAJFF”. Baja’s shares continue to trade on the Toronto Stock Exchange in Canada under the symbol “BAJ”.

Dorsey & Whitney LLP serves at the Company’s Principal American Liaison (PAL) on OTCQX. Baja expects to benefit from being listed on OTCQX alongside many internationally respected corporations, gaining greater exposure in the United States capital markets.

OTCQX provides a gateway to U.S. securities markets for international companies that are listed on a qualified non-U.S. exchange. More importantly, OTCQX distinguishes reputable international issuers from the other 9,000 over-the-counter (OTC) securities traded in the U.S. Only leading companies that have substantial operating businesses and provide ongoing, credible disclosure to the public are eligible for inclusion on the premium-tier OTCQX, which commenced trading on March 5, 2007. For more about OTCQX, visit www.otcqx.com.

Community Relief Efforts

In August this year, the Baja Peninsula was struck by Hurricane Jimena. The town of Santa Rosalia required assistance in recovering from damage caused by flooding. The Company has aided in the clean up of the town, provided potable water, food and medical supplies. There was no significant damage to the Boleo Project site.

Personnel Update

Dr. David Dreisinger, Baja’s Vice President — Metallurgy, has been elected a as Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). Dr. Dreisinger is an internationally renowned expert in hydrometallurgy, a long-time professor at the University of British Columbia and holds the Industrial Research Chair in Hydrometallurgy at the university. He has been involved with Baja since the 1990s and has been instrumental in developing the process flow sheet for Boleo. He is now supporting the efforts of Baja’s resident hydrometallurgical - and manganese expert, Dr. Thomas Glück, in developing manganese production at Boleo.

Results of Operations

Comparison of the nine-month period ended September 30, 2009 to the nine-month period ended September 30, 2008

Operations

Although the Company significantly reduced site activities during the nine months ended September 30, 2009, following the project slowdown announced in October 2008, Baja and its staff have used the time to further the following activities to ensure the company is well positioned for the recommencement of construction:

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Commenced the revision to the capital cost estimate and project schedule;

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Completed 75% of the Phase 1 1,000-worker construction camp on site;

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Installed a desalinization plant to service the construction camp;

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Moved initial complements of materials and equipment to site;

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Maintained site security and services with all equipment and buildings in working order;

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Conducted geotechnical drilling for placement of the tailings dam;

•

Investigated sourcing of raw material supplies including sulphur;

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Continued work on reducing the technical risk at Boleo;

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Upheld its commitments on long lead-time equipment;

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Continued its recruitment of key individuals at site;

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Opened an office in the nearby town of Santa Rosalia to facilitate good community relations and efficient project development;

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Advanced work to enable a decision to initiate manganese production once mining has commenced and the plant is up and running; and

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Advanced corporate infrastructure, controls and management information systems.

These activities are reflected in operation costs and the additions to mineral properties which during the nine-month period were $21.468 million. Expenditures on mineral properties decreased from $74.171 million in the equivalent nine-month period in 2008 due to a curtailment of construction activities. At September 30, 2009, $147.830 million in development costs had been capitalized, as compared to $126.362 million at December 31, 2008.

The Company currently has no revenue generating activities other than interest income.

Expenses

For the nine-month period ended September 30, 2009, the Company recorded a loss of $6.031 million ($2.856 million in 2008), or loss per share of $0.04 (loss of $0.01 per share in 2008). Significant variances are outlined as follows:

•

Stock-based compensation: $1.345 million ($0.514 million in 2008) - resulted from options granted during the period, as well as the re-pricing of 9,430,000 outstanding stock options. All outstanding stock options with exercise prices above $0.40 were re-priced to an exercise price of $0.40 per share. This re-pricing was approved by shareholders at the Company’s annual general meeting in May 2009;

•

Wages and subcontract: $1.490 million ($0.981 million in 2008) – the increase reflects certain severance costs and the continued efforts by management to hire exceptional personnel to ensure that the resources that will be needed once the Company re-commences full-scale development and construction, are available;

•

Amortization and accretion: $0.617 million ($0.075 million in 2008) – the increase is mainly due to the accretion of the refundable deposit liability;

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General and administration: $0.639 million ($0.964 million in 2008) – the decrease is the result of a reduction in administration and travel during the period, which correlates with the construction slowdown; and

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Research: $0.149 million ($0.044 in 2008) – the increase in evaluation and research relates entirely to the work conducted on the manganese production project.

Other items

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Foreign exchange gain: $1.454 million (loss of $0.307 million in 2008) – During the period ended September 30, 2009, the Canadian dollar strengthened considerably against the US dollar. As a result, the Company recognized unrealized foreign exchange gains on all of its US dollar-denominated long- and short-term liabilities;

•

Loss on sale of property, plant and equipment: $1.454 million (gain of $0.307 million – 2008) – Resulted from the sale of electrical generators during the period. Although the equipment was originally intended for installation at the Boleo Project, management determined that it no longer met project requirements. During the equivalent period in 2008, the Company sold older mining equipment used in the test mine program for a significant gain;

•

Finance and development costs expensed: $0.785 million ($Nil in 2008) – Following the slowdown of the Project, the Company incurred additional costs in the first quarter of 2009 and expensed bridge loan finance costs, previously capitalized in mineral properties, for which economic benefits were not expected in the immediate future; and

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Interest income and other: $0.228 million ($0.830million in 2008) – the decrease in interest income resulted from the overall drop in investment yields and the lower US dollar yields, coupled with the fact that the Company held considerable amounts of cash in the third quarter of 2008, following the sale of the 30% interest in MMB to the Korean Consortium. The remaining funds continue to be invested in short term guaranteed investment certificates.

Comparison of the three-month period ended September 30, 2009 to the three-month period ended September 30, 2008

For the three-month period ended September 30, 2009, the Company recorded a loss of $2.532 million ($1.311million in 2008), or a loss per share of $0.02 ($0.01 per share in 2008). Similar to the results for the nine-month period ended, one of the most significant causes of the increased loss is the loss on disposal of the electrical generators of $1.454 million ($Nil in 2008). Other significant variances included:

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Amortization and accretion: $0.224 million ($0.024 million in 2008) – the increase is mainly due to the accretion of the refundable deposit liability;

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General and administration: $0.269 million ($0.324 million in 2008) – the decrease is the result of a reduction in administration and travel during the third quarter of 2009, which correlates with the construction slowdown; and

•

Wages and subcontract: $0.545 million ($0.422 million in 2008) – the increase reflects the continued efforts by management to hire exceptional personnel to ensure that the resources that will be needed once the Company re-commences full-scale development and construction, are available;

Other items

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Foreign exchange gain: $0.679 million (loss of $0.033 million in 2008) – During the quarter ended September 30, 2009, the Canadian dollar strengthened considerably against the US dollar. As a result, the Company recognized unrealized foreign exchange gains on all of its US dollar-denominated long- and short-term liabilities.

Summary of Quarterly Information

The following quarterly financial data for the eight most recently completed quarters is presented in thousands of Canadian dollars, and has been prepared in accordance with Canadian generally accepted accounting principles.

	Q4 Dec 31, 2007	Q1 Mar 31, 2008	Q2 Jun 30, 2008	Q3 Sep 30, 2008	Q4 Dec 31, 2008	Q1 Mar 31, 2009	Q2 Jun 30, 2009	Q3 Sep 30, 2009
Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-
(Loss)/ earnings for the period	$(340)	$(371)	$(1,174)	$(975)	$227	$(1,629)	$(1,869)	$(2,532)
Basic and diluted (loss)/ earnings per share for the period	$(0.00)	$(0.00)	$(0.01)	$(0.01)	$0.00	$(0.01)	$(0.01)	$(0.02)

The significant changes in quarterly earnings (losses) reflect the Company moving from exploration to development and then into early construction during the second quarter of 2008. Since then, significant operating costs were incurred due to the extent of project activity and the development of the Boleo Project. During the fourth quarter of 2008 the Company held a significant amount of US dollars and has experienced a significant foreign exchange gain on this currency that resulted in earnings during that period. The 2009 results reflect the slowdown in the project.

Liquidity

The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in the income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at September 30, 2009 was $27.403 million compared with working capital of $56.246 million as at December 31, 2008. The decrease of $28.843 million was the result of spending on the Project as the Company completed construction demobilization and honoured procurement commitments. During the nine-month period ended September 30, 2009 the Company raised $0.116 million (2008 - $2.566 million) through the exercise of warrants and options and issuance of common shares. During this period, the Company utilized $0.081 million ($5.242 million in 2008) on operations. This was measured after taking into account adjustments for non-cash items such as unrealized foreign exchange gains on the various liabilities of $6.861 million and the write-off of capitalized finance and development costs of $0.785 million. The operations also reflect that cash amounting to $8.611 million was yielded from the realization of working capital ($2.724 million invested in 2008). The Company also received proceeds of $1.898 (2008 - $0.350 million) from the disposal of the electrical generators, and purchased an additional $0.225 million (2008 - $0.572 million) in property, plant and equipment, while incurring cash expenditures on mineral properties of $34.114 million. This is considerably lower than the amount of $73.823 million spent on mineral properties and related development costs during the same period in 2008, when the Company was ramping up development and construction on the Boleo Project.

The Company’s combined cash and cash equivalents and short-term deposits as at September 30, 2009 totaled $29.095 million compared with $60.235 million as of December 31, 2008. All cash balances and short term deposits (except a US$0.500 million letter of credit security) are highly liquid and are available immediately, at fair value, if required. The decrease in the balance was the result of spending on the Project as Baja completed construction demobilization and continued to settle procurement commitments. The Company has $2.838 million (December 31, 2008 - $13.068 million) of current liabilities, with the decrease the result of the slowdown.

The additional items that make up the working capital balance are other receivables and deposits and prepaid expenses.

 As at December 31, 2008, the Company had $3.220 million in Mexican value added tax receivables. Despite the difficulties faced in recovering these amounts from the Mexican tax authorities, management and its advisors continued their work in this regard, resulting in a recovery of $2.555 million to date.  Management expects to fully recover the remaining amount within the next 12 months.

Management has determined that the Company has sufficient resources to meet its current obligations, which include accounts payable and accrued liabilities, the current portion of the special warrant liability, as well as the cash exposure to commitments relating to the development of the Boleo Project for the foreseeable future beyond the next 12 months.

Establishment of Trust Fund for Conservation

In 2007, the Company reached an agreement with the Mexican Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s Boleo Project is located within the "buffer zone" of the Biosphere. The Company has made two cash payments to the fund, US$0.1 million, issued on January 31, 2007, and US$0.333 million, issued February 2009. Upon establishment, the fund was issued three Special Warrants for an aggregate of 180,000 common shares of the Company. These Special Warrants will mature in each of February, 2009 (converted for cash- February 2009), 2010, and 2011, respectively.

Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant.  This repurchase option represented a liability of US$1 million if Baja’s share price has not reached US$5.555 and the holder exercises the repurchase option. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the Boleo Project does not proceed. The Company honoured the conversion of the first 60,000 warrants and paid US$0.333 million in February 2009. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund. As at September 30, 2009, the Company has recognized a discounted liability of $0.647 million relating to the remaining outstanding warrants.

Commitments

As at September 30, 2009, the Company had the following known undiscounted contractual obligations:

Contractual Obligations	Payments due by period Thousands of Canadian dollars
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable	$2,488	$2,488	$Nil	$Nil	$Nil
Operating lease obligations [1]	$104	$104	$Nil	$Nil	$Nil
Contract and purchase commitments[2,3]	$8,306	$7,865	$441	$Nil	$Nil
Refundable deposit [4]	$10,707	$Nil	$10,707	$Nil	$Nil
Loans from non-controlling interest[5]	$46,623	$Nil	$Nil	$Nil	$46,623
Environmental Obligations[6]	$892	$364	$528	$Nil	$Nil
Total	$69,120	$10,821	$11,676	$Nil	$46,623

During 2005, the Company entered into a sub-lease agreement, expiring in September 2010, on its head office lease at an annual rental of $0.074 million. During 2006, the Company entered into a further sub-lease with its existing landlord for additional head office lease space at an annual triple net rental of $0.029 million. The Company has also committed to two operating leases for office space in Mexico City, both on a month to month basis. The combined monthly lease is 16,800 Pesos ($0.002 million).

The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at September30, 2009 are estimated to be $7.551 million.

The Company has entered into several management consulting agreements with companies whose directors or officers are in common with the Company that contain future commitments for 2009 to 2010 aggregating $ 0.755 million.

Included in the proceeds from the sale of 30% of the Company’s interest in MMB was an amount of US$10 million which is refundable to the Consortium should a decision be made not to produce manganese from the Boleo Project. Alternatively, additional consideration may be paid to the Company of approximately US$13 million upon a positive decision related to the production of manganese. The decision must be made by the Company on the later of the final economic completion of the Boleo Project or May 30, 2011.

As part of the sale of 30% of the Company’s interest in MMB to the Consortium, the Consortium has agreed to fund 30% of the historic and future development costs of the project. The Consortium’s funding contributions are repayable by MMB three years after the repayment of any senior debt, which is identical to the terms under which the Company funds the project.

On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company. The Special Warrants will mature in each of February, 2009 (converted), 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 Common Shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 (total US$1 million) per underlying Common Share at any time within 30 days of the Maturity Date of each such Special Warrant. The commitment per the table above is shown in Canadian dollars, applying the period-end exchange rate of Cdn$1..0722/US$1.00. As at September 30, 2009, the special warrants liability amounted to $0.713 million of which $0.356 million is payable within one year. The Company also recognized an asset retirement obligation of $0.179 million and the Company expects to incur $0.007 million of this total within the next 12 months.

Capital Resources

The Company’s primary capital asset is the Boleo Project, which is discussed in detail in the section entitled Overall Performance. The Company has $30.241 million in current assets, with working capital of $27.403 million. The current assets include deposits, value added tax refunds and existing cash and short term deposits to fund the Company’s share of the project expenses.

Due to the announced slowdown in 2008, it is unclear how much capital funding can be obtained or will be required in the next 12 months. However, with the award of a new EPCM contractor in April 2009 and the expected delivery of an updated capital estimate and a revised construction schedule in the near future, the Company will be able to estimate the additional capital funding required shortly. The Company has no revenue from operations except interest income, and does not expect to generate any revenue from operations until completion of construction and commencement of operations, the timing of which are currently unknown due to the announced slowdown and the uncertainty related to construction financing. As discussed in the Construction Financing Update, the Company is pursuing senior project loan facilities required to fund the construction costs, when finalized.

In line with the decision to slowdown development and delay certain construction activities at the Boleo Project, current available cash funds are being closely monitored, as key objectives for 2009 are pursued. The 2009 budgets include administrative expenses and anticipated project costs estimated prior to completion of financing. The Company has adequate funds to cover all 2009 budgeted costs.

Excluding expenditures related to the capital construction of the Boleo Project, which are currently under review, the Company anticipates or has committed to the following expenditures over the next 12 months:

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Permitting activities on the Boleo Project of approximately $0.487 million;

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Project procurement, commitments, engineering and site costs of approximately $13.647 million;

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Wages, management fees and subcontracts of approximately $5.767 million;

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General and administrative expenses, including travel, legal, accounting and finance costs of approximately $4.525 million.

These expenditures will be made from existing cash, and the additional Consortium funding requirement of 30% of the project costs.

Environmental Action Plan

The Company currently is a single purpose company, that purpose being the development and operation of the Boleo Project. The Boleo Project is an historic mine in Mexico and the project site has numerous mine workings including building foundations, underground portals, shafts and open pits. There are also the remnants of a former leach precipitation plant (the “LPF Plant”), where the Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process in the late 1950’s and early 1960’s to recover copper. In addition, there is a small (two million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter, built in the 1920’s to process run-of-mine ore by the French “Compagnie de Boleo”.  None of the LPF Plant, LPF tailings dam or the former smelter are on land owned or controlled by the Company, nor does the Company have any environmental responsibility or liability with respect to these sites.

The majority of the Boleo Project is located in the buffer zone of El Vizcaino Biosphere and, as discussed above and in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2008, the Company has established a compensation arrangement with CONANP; under which it has deposited US$0.4 million into a Compensation fund, as well as two remaining special warrants totalling US$0.666 million to partially fund the remedial work within the Biosphere. This trust fund may be used in other areas of the Biosphere and not necessarily at the mine site where remediation will be part of the mine’s normal reclamation program.

Early work by the Company, prior to commencing construction activities, has included remediation of the existing uncontrolled landfill (garbage dump) utilized by the town to dispose of community trash, as well as waste from the local squid packing plants.  Reclamation has been carried out under the Company’s control and at its expense, with the cooperation of local and state authorities and with the guidance of the Company’s environmental consultants. A new disposal facility has been constructed and was turned over and donated to the community in the summer of 2009. The cost of remediation to date has been approximately $1 million (including the cost of the disposal facility), which is included as part of preliminary costs leading to construction.

The mine, mill and tailings facilities will disturb approximately 568 hectares of land during the first six years, and more than 700 hectares over a 25 year mine life. A mine closure and reclamation plan has been prepared and submitted to SEMARNAT, the Mexican Federal Environmental Agency. The total cost of reclamation and closure costs over the life of mine are estimated to be US$35 million (on an undiscounted basis). No financial reserve has yet been established in the Company’s financial statements for reclamation. It is anticipated that a sinking fund will be established, once production commences, to provide a fund for reclamation.

The Company will, over the life of the Boleo Project, close approximately 33 mine portals. As portals are closed, in accordance with mine plans, the affected area will be remediated. Remedial costs for each portal site are currently estimated to be US$0.01 million. Considering that the annual projected operating budget (once full operation is achieved) is of the order of US$100 million per year, the cost of remediation is not considered material. Annual environmental monitoring costs are currently approximately US$0.012 million and, as operations commence, will increase to approximately US$0.025 million/year. Again, in relation to the annual operating budget, this number is not considered material.

An area of potential concern after construction of the project facilities would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure, in contrast to a temporary closure of the mine. Following the completion of the construction of the facilities and the commencement of production, the expected cost of reclamation from an early closure (assuming a decision were to be made to permanently close the mine) is estimated at between US$10 million and US$15 million, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site. In these circumstances, it is expected that the salvage value of the plant and equipment would adequately cover reclamation costs if the Company did not otherwise have available funds.

As part of the Company’s EIM approval, the Company was required to identify local flora and fauna species that would be affected by its operation, and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species. The phase 1 removal and relocation program in the landfill and plant site areas has now been completed. Continuing effort in the preservation and protection of plants and animals at Boleo has resulted in the salvage of more than 30 hectares of vegetation, the ongoing monitoring of wildlife populations, and two scientific reports on this cutting edge project for biotic resources in the southern Baja. Environmental protection training has also been incorporated in the safety and entrance program for employees and visitors to Boleo.

Ongoing permitting, compliance, baseline inventory determinations, and monitoring are being conducted to maintain the Company in readiness to move forward.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to an entity, or derivative instruments obligations.

Transactions with Related Parties

During the nine-month period ended September 30, 2009, the Company paid $0.436 million ($0.668 million in 2008) in management fees to officers of the Company, and to companies controlled by officers of the Company. The Company also paid directors fees of $0.054 million ($0.058 million in 2008) during the same period.

During the nine-month period ended September 30, 2009, the Company received additional contributions from the Korean Consortium amounting to US$1.650 million, bringing the undiscounted balance of loans from non-controlling interest amounts to US$43.546 million ($46.690 million). Certain of the loans have been discounted as they were negotiated prior to the closing of the 30% sale of MMB. This discounting has the effect of significantly reducing the fair value of the total loans outstanding, which are recorded at $35.962 million.

The above transactions, and the consortium contributions post closing, occurring in the normal course of operations, are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

Financial instruments

The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, environmental liabilities and the refundable deposit, are recorded at their fair values. The Company has a concentration of credit risk, which it accepts, as the majority of its cash and cash equivalents are on deposit with one financial institution, Scotiabank.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company does not enter into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Share Capital information

No additional stock options have been granted subsequent to September 30, 2009. To the date of this report, no additional stock options or warrants have been exercised nor were any new shares or warrants issued.

As at the date of this report, the Company had an unlimited number of common shares authorized for issuance, with 143,084,337 issued and outstanding. The Company also had 13,125,000 outstanding stock options and 25,046,978 outstanding warrants available to be exercised.

Critical Accounting Estimates

These financial statements are presented in thousands of Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of resources in mineral properties, foreign currency translations, provision for reclamation costs, and stock based compensation.

Resource interests

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights, mining concessions, and its development costs since June 1, 2007. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study. As at June 1, 2007, following the announced Definitive Feasibility Study (the “DFS”) results, the Company began capitalizing development costs.

Capitalized costs for a producing mine are amortized on a unit-of-production method based on the actual production relative to the estimated ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. During the year 2008, events such as declining commodity prices, declining share price, and changes in business climate indicated that impairment may have existed. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Management spent a significant amount of time reviewing all its assets for possible impairment, and conducting relevant tests. As a result, management is satisfied that no impairment of its assets exists on the balance sheet date.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests is in good standing.

Foreign currency

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset retirement and reclamation costs

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment, and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period.

During the period, the Company assessed its obligation with regards to reclamation and decommissioning of assets at the Boleo Project. Accordingly, the Company estimated that, as at September 30, 2009, the undiscounted closure costs would amount to $0.179 million, taking into account an estimated inflation rate of 5%. In assessing the carrying amount for the asset retirement obligation, the Company applied a credit-adjusted risk-free discount rate of 8% (LIBOR + 6%), resulting in an asset retirement obligation of $0.168 million.

This estimate is based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively, commencing in the period the estimate is revised.

Stock-based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair-value-based method. Compensation costs attributable to share options granted to employees are measured at the fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the contractual arrangement. Options granted to non-employees are measured as the vesting conditions related to the options are met. The increase in contributed surplus as a result of each grant is transferred to share capital, along with the consideration paid by the option holder, at the time options are exercised, and is recorded as an increase to share capital.

Refundable deposit liability

The refundable deposit liability meets the definition of a financial liability and is recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. As such, an effective interest rate and a repayment term must be established to discount the face value to fair value.  The result is a reduction of the liability and a credit to contributed surplus. In subsequent periods, the liability is accreted back to the face value over the estimated term with a corresponding amortization expense as the liability relates to the Company’s investigation of the potential to produce manganese at the project.

Historical expenditure funding, included in loans from non-controlling interests

During the negotiation of the sale of 30% of MMB to the Consortium, the principle of funding the Boleo Project from development (June 1, 2007) was established. Baja and the Consortium agreed they would each fund MMB from development (June 1, 2007) forward based upon the same basis as their equity interest, 70%-Baja and 30%-Consortium. On closing, the Consortium was required to make a historical expenditure funding contribution to MMB for past funding by Baja. The terms of this amount were a non-interest bearing loan, repayable on demand but no sooner than 3 years after the completion of project financing repayment on the same terms as the Company’s project funding. The Baja loans to MMB eliminate upon consolidation, but the Consortium loans remain as financial liabilities, with this initial loan treated as a financial liability at fair value, not face value, as it was not with a related party. Considerable judgement must be applied to the estimated term of the loan and the discount rate. The result is a reduction of the liability and a credit to contributed surplus. In subsequent periods, the liability is accreted back to the face value over the estimated term, with a corresponding increase to the carrying amount of the related asset, where one is identifiable and when the asset continues to meet the Canadian and US GAAP criteria for capitalization of costs, in which case the amortization is capitalized and amortized over the life of the asset. In the future, should the actual term of the loan change, the Company will prospectively adjust the amortization period.

Subsequent cash calls from the Korean consortium, included in loans from non-controlling interests

Subsequent to closing, the Consortium advanced loans to MMB related to cash calls, and Baja funded MMB on the same basis as their equity interest, being 70%-Baja and 30%-Consortium. The terms of these advances are non-interest bearing loans, repayable on demand but no sooner than three years after the completion of project financing repayment. These are identical terms as for loans between Invebaja and MMB. The Invebaja loans to MMB eliminate upon consolidation, but the Consortium loans remain as financial liabilities. These loans are treated as financial liabilities at face value, because for Canadian GAAP purposes, the Consortium has been  dealing with MMB as a related party since the date of the sale of 30% of the Company’s interest in MMB to the Consurtium.

Accounting Changes –current year

Effective January 1, 2009, The Company has adopted the following accounting standards:

i)

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period”. The new Section also caused amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and CICA Section 1000, “Financial Statement Concepts.” The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

It was determined that the adoption of this standard did not have a material impact on the financial statements of the Company.

ii)

Emerging Issues Committee Abstract EIC 173, “Credit Risk and the Fair Value of Financial Assets and Liabilities” was adopted effective January 20, 2009. The EIC determines that counterparty credit risk and an entity’s own credit risk should be taken into account in estimating the fair value of financial assets and liabilities, including derivatives. It was determined that this Abstract did not have a material impact on the financial statements of the Company, as the previously recognized fair values of financial assets and liabilities reflected an appropriate measure of the parties’ credit risk.

iii)

Emerging Issues Committee Abstract EIC 174, “Impairment Testing of Mineral Exploration Properties” was adopted effective February 28, 2009. The EIC provides guidance on the appropriateness of capitalizing exploration costs prior to establishing mineral reserves, and also provides additional guidance to evaluating capitalized exploration costs for possible impairment. The adoption of this Abstract did not have any impact on the Company’s consolidated financial statements since it is the Company’s accounting policy to expense exploration costs incurred on any properties in the pre-feasibility stage.

International Financial Reporting Standards (“IFRS”) and update on plan to transition to IFRS

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Since the Company is required to present full comparative information under IFRS for the year-ended December 31, 2010, the transition date to IFRS will effectively be January 1, 2010. The transition will require the restatement of the opening balance sheet at the transition date, as well as the results reported under Canadian GAAP for the year ended December 31, 2010.

Management has begun assessing the implications of IFRS transitioning. This included the completion of a high-level diagnostic review, identifying a number of significant GAAP differences that will impact the Company’s financial statements. The findings of the diagnostic review have been included in the Company’s IFRS Transition Plan, which also addresses the following matters:

•

The timeline for transition

•

The impact of IFRS transition on Internal Controls over Financial Reporting

•

The role of Corporate Governance in the transition process

•

The impact of IFRS on information technology and data system requirements

•

Training and professional development

Management has reviewed the IFRS resources available to the Company, and following the expansion of the accounting function during 2008, believes that the Company is well positioned to carry out the IFRS transition. The Company has appointed an IFRS project manager, and the members of the accounting function have adequate IFRS experience while also continuing subject-specific training both internally and externally.

Following the approval of the Transition Plan by the Audit Committee in 2009, management has made significant progress in completing the in-depth component evaluations. These component evaluations will facilitate the evaluation of accounting policy choices available under IFRS at transitioning and will also form the basis of the Company’s IFRS Accounting Manuals. The completed component evaluations are currently being reviewed by management and its advisors and the Company expects to be able to quantify the impact of the IFRS transition on the financial results throughout 2010. Management also anticipates preparing draft financial statements and disclosure information for each quarter in 2010, while it is expected that reporting under IFRS will commence in the first quarter of 2011.

Disclosure Controls and Procedures

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required under U.S Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2008.

Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to a reasonable assurance standard to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S and Canadian securities legislation was disclosed.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

We confirm there were no significant changes in these controls during the most recent interim period ending September 30, 2009.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based upon this assessment, management has concluded that as at December 31, 2008, the Company’s internal control over financial reporting was effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the common stock of Baja.

Mineral exploration and development involves a high degree of risk, since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation, and environmental protection.

The calculation of reserves involves a degree of uncertainty. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, declines in the market prices for copper, zinc and cobalt may adversely affect the economics of a reserve, and may require the Company to reduce its estimates.

Mine developments are often based upon feasibility studies, which are used to determine the economic viability of a deposit and to justify mine development. However, many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating estimates and the estimate of future commodity prices. Capital and operating cost estimates are based on many factors, including anticipated tonnage and grades of copper and other metal ores to be mined, the configuration of the ore body, ground and mining conditions, expected recovery rates of the copper and other metal ores and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and, as a result, the Company cannot give any assurance that the estimates in the DFS will be correct or that the Boleo Project will become a profitable operating mine. If a mine is developed, actual operating results may differ from those anticipated in the DFS. There can be no assurance that delays will not be experienced. Should there be any delays, such delays may result in an increase in capital requirements, costs and expenditures.

The market prices for copper and other metals are volatile and cannot be controlled. There is no assurance that if commercial quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is not currently in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Information

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis ,and may include statements regarding exploration results, mineral resource estimates, capital expenditures, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo Project, and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form (filed as a form 20-F) for the year ended December 31, 2008, filed with the Canadian securities regulatory authorities, Baja’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This Management’s Discussion and Analysis and other information released by Baja Mining uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja Mining in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC; however, reserves reported by Baja Mining are in compliance with NI 43-101 and also qualify as reserves under the SEC’s standards.